UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

ADVANCED PHOTONIX, INC.
(Name of Issuer)

CLASS A COMMON STOCK,
PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

00754E107
(CUSIP Number)

Steven L. Williamson
c/o Advanced Photonix, Inc.
2925 Boardwalk
Ann Arbor, MI 48104
(734) 864-5600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Landey Strongin
Dornbush Schaeffer Strongin & Venaglia, LLP
747 Third Avenue
New York, NY 10017
(212) 759-3300

August 13, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00754E107	SCHEDULE 13D	Page 2 of 6

1.		Names of Reporting Persons. Steven L. Williamson
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ X ] (b) [ ]
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 464,500
	8.	Shared Voting Power 1,883,200 ’1
	9.	Sole Dispositive Power 464,500
	10.	Shared Dispositive Power 1,883,200 [1]
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,347,700 (See Item 5)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.		Percent of Class Represented by Amount in Row (11) 6.2% (See Item 5)
14.		Type of Reporting Person (See Instructions) IN

___________________________

1 Amount includes an aggregate of 1,883,200 shares of Common Stock held in trust for the benefit of Mr. Williamson’s spouse and children, which Mr. Williamson, as sole trustee, has power to vote and dispose.

CUSIP No. 00754E107	SCHEDULE 13D	Page 3 of 6

1.		Names of Reporting Persons. Steven L. Williamson Trust made on May 15, 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ X ] (b) [ ]
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,883,200 ’2
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,883,200 [2]
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,883,200 (See Item 5)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.		Percent of Class Represented by Amount in Row (11) 0.05% (See Item 5)
14.		Type of Reporting Person (See Instructions) OO

___________________________

2 Amount includes an aggregate of 1,883,200 shares of Common Stock held in trust for the benefit of Mr. Williamson’s spouse and children, which Mr. Williamson, as sole trustee, has power to vote and dispose.

CUSIP No. 00754E107	SCHEDULE 13D	Page 4 of 6

Introductory Note

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment No. 6 (“Amendment No. 6”), amends and restates certain Items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2005 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed on October 22, 2010 (“Amendment No. 1”), as further amended by Amendment No. 2 to Schedule 13D filed on December 2, 2010 (“Amendment No. 2”), as further amended by Amendment No. 3 to Schedule 13D filed on January 12, 2011 (“Amendment No. 3”), as further amended by Amendment No. 4 to Schedule 13D filed on March 3, 2011 (“Amendment No. 4”), as further amended by Amendment No. 5 to Schedule 13D filed on June 10, 2014 (“Amendment No. 5”, and together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 the “Amended 13D”). This Amendment No. 6 relates to the Class A Common Stock, par value $0.001 per share (the “Common Stock”), of Advanced Photonix, Inc., a Delaware corporation (the “Issuer”) beneficially owned by Steven L. Williamson (a “Reporting Person”), an individual, and Steven L. Williamson Trust made on May 15, 2014 (“Steven L. Williamson Trust” and collectively, with the Reporting Person, the “Reporting Persons”) and is being filed to report the transfer of the securities of the Issuer to Steven L. Williamson Trust. Capitalized terms used in this Amendment No. 6 but not otherwise defined herein have the meanings set forth in the Amended 13D.

Item 2. Identity and Background.

(a)	Steven L. Williamson

Steven L. Williamson Trust

(b)	The principal business address of Steven L. Williamson is 2925 Boardwalk Drive, Ann Arbor, MI 48104.

The principal address of Steven L. Williamson Trust is 3154 Heather Road, Ann Arbor, MI 48108.

(c)     Mr. Williamson is the Chief Technology Officer of each of Advanced Photonix, Inc. and Picometrix, LLC, 2925 Boardwalk Drive, Ann Arbor, MI 48104 and the sole trustee of Steve L. Williamson Trust.

(d), (e ) During the last five years, each of Mr. Williamson and Steven L. Williamson Trust has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors nor (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. Williamson is a citizen of the United States. Steven L. Williamson Trust is domiciled in Michigan.

Item 3. Source and Amount of Funds or Other Consideration.

The transfer of the 1,833,200 shares of Common Stock of the Issuer (the “Shares”) by Mr. Williamson to Steven L. Williamson Trust was for no consideration.

Item 4. Purpose of Transaction.

Item 4 of the Amended 13D is hereby amended as follows:

On August 13, 2014, Steven L. Williamson transferred the Shares to Steven L. Williamson Trust, established by Mr. Steven Williamson as a family and estate planning entity for the benefit of his spouse and children. Mr. Williamson is the sole trustee of the Trust and has the power to vote and dispose the Shares owned by Steven L. Williamson Trust. Mr. Williamson will be deemed to have beneficial ownership of the Shares.

Mr. Williamson is nominated for election as a director of the Issuer at its annual meeting to be held on August 22, 2014.

CUSIP No. 00754E107	SCHEDULE 13D	Page 5 of 6

Item 5. Interest in Securities of the Issuer.

Item 5 of the Amended 13D is hereby amended as follows:

(a)     As of the close of business on August 22, 2014, Mr. Williamson beneficially owned an aggregate total of 2,347,700 shares of Common Stock consisting of (i) 64,000 shares of Common Stock, plus (ii) 222,368 shares of Common Stock underlying options to purchase shares of Common Stock granted to the Reporting Person in his capacity as an officer of the Issuer (such options, the “Option Grants”) that are vested and exercisable within 60 days of August 22, 2014, plus (iii) 178,132 shares of Common Stock underlying the 2010 Warrant acquired by Mr. Williamson that are vested and exercisable within 60 days of August 22, 2014, plus (iv) 1,883,200 shares of Common Stock held in trust for the benefit of Mr. Williamson’s spouse and children, which Mr. Williamson, as sole trustee, has power to vote and dispose. The 2,347,700 shares of Common Stock beneficially owned by the Reporting Person represent approximately 6.2% of the Common Stock outstanding. The percentages used herein are calculated based on an aggregate total of 37,381,413 shares of Common Stock outstanding on August 15, 2014, plus (ii) 222,368 shares of Common Stock underlying the Option Grants that are vested and exercisable within 60 days of August 22, 2014, plus (iii) 178,132 shares of Common Stock underlying the 2010 Warrant acquired by the Reporting Person that are vested and exercisable within 60 days of August 22, 2014.

(b)     Mr. Williamson has the sole power to vote, or to direct the vote of, and the sole power to dispose or direct the disposition of the 2,347,700 shares of Common Stock beneficially owned by him reported in Item 5(a).

(c)     Mr. Williamson transferred the Shares to Steven L. Williamson Trust on August 13, 2014 for no consideration. Steven L. Williamson Trust directly owns 0.05% of the outstanding shares of Common Stock of the Issuer. By virtue of his relationship described in Item 5(b), Mr. Williamson may be deemed to beneficially own the outstanding shares of Common Stock owned by the Steven L. Williamson Trust.

(d)     None.

(e)     Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 13, 2014, Mr. Williamson transferred the Shares to Steven L. Williamson Trust. Mr. Williamson is the sole trustee of the Trust and has the power to vote and dispose of the Shares.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No. 00754E107	SCHEDULE 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2014

By:	/s/ Steven L. Williamson
Name:	Steven L. Williamson
Title:	Chief Technical Officer

By:	/s/ Steven L. Williamson
Name:	Steven L. Williamson Trust made on May 15, 2014
Title:	Sole Trustee